ORIGINAL

As filed with the Securities and Exchange Commission on July 15, 2005
File No. 24-10119

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05060346


**FORM 1-A**

REGULATION A OFFERING STATEMENT
Under the Securities Act of 1933



**AC Cars Manufacturing (USA), Inc.**
(Exact Name of Issuer as specified in charter)

Delaware
(State or other jurisdiction of incorporation)


Alan Lubinsky
25 FJ Clarke Circle
Bethel, Connecticut 06801
(203) 987-5353
(Address and Telephone Number of Principal Executive Offices)





Alan Lubinsky
25 FJ Clarke Circle
Bethel, Connecticut 06801
(203) 987-5353
(Agent for Service of Process)




Copy to:


Mitchell Lampert, Esq.
495 Post Road East
Westport, Connecticut 06880
(203) 227-5445


_________ 13-3889464
(Standard Industrial Classification Code) (IRS Employer I.D. number)

This offering statement shall be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.


The exhibit index is on page 36

## PART 1 - NOTIFICATION

**Item 1. Significant Parties**

(a) The names and business and residential addresses of the Issuer's directors are as follows:

| Director | Business Address | Residential Address |
|---|---|---|
| Alan Lubinsky | AC Cars House, Factory H75<br>Hal Far Industrial Estate<br>Hal Far, Malta | Dar Il Hamra 3<br>St. John Bosco Street<br>Sliema, Malta |
| Michael Hall | AC Cars House, Factory H75<br>Hal Far Industrial EstatePort<br>Hal Far, Malta | Murphy Street 57<br>Port Douglas, Australia |
| General Sir Jeremy Mackenzie | AC Cars House, Factory H75<br>Hal Far Industrial Estate<br>Hal Far, Malta | Royal Hospital London<br>Chelsea, London UK |

(b) The names and business and residential addresses of the Issuer's officers are as follows: The officers of the Issuer include Alan Lubinsky (President and Chief Executive Officer), Michael Hall, Chief Financial Officer and James Seeley (Secretary). Mr. Lubinsky and Mr. Hall's business and residential addresses are given in 1 (a) above. Mr. Seeley's business address is 25 FJ Clarke Circle, Bethel, Connecticut 06801. His home address is 4 South Street Number 2, Bethel, Connecticut 06801.

(c) The Issuer does not have general partners.

(d) The names and business and residential addresses of the record owners of five percent or more of any class of the Issuer's equity securities is AC Motor Company LLC, a Delaware corporation whose beneficial owners are Alan Lubinsky and Michael W. Hall. Mr. Lubinsky and Mr. Hall's business addresses are as listed in 1(a) above.

(e) The names and business and residential addresses of the beneficial owners of five percent or more of any class of the Issuer's equity securities are Alan and Victoria Lubinsky and Michael Hall, each of whose addresses are given in (d) above.

(f) The promoters of the Issuer are Alan Lubinsky and Michael Hall, whose addresses are given above.

(g) Affiliates of the Issuer: Each person listed in Items 1(a), 1(b), 1(d), 1(e) and 1(f) above may be deemed an affiliate of the Company. These determinations of affiliate status are not necessarily conclusive for other purposes.

(h) The name and business and residential addresses of counsel to the Issuer with respect to the proposed offering are as follows: Mitchell Lampert, 495 Post Road East, Westport, Connecticut 06880.

(i) The offering will not be underwritten.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

**Item 2. Application of Rule 262**

(a) None of the individuals or entities identified in response to Item 1 are subject to any disqualification provisions set forth in Rule 262.

(b) Not applicable.

**Item 3. Affiliate Sales**

The proposed offering does not involve the resale of securities by any affiliate of the issuer.

**Item 4. Jurisdiction in which Securities are to be Offered**

(a) The securities may be offered by dealers or salespersons in New York, Florida and Connecticut, although as of the date of this Form 1-A, the securities had not been registered or qualified in such states.

(b) The securities will be offered directly by the issuer primarily through direct mail and person to person. The Company intends that the securities will be offered initially to New York, Connecticut and Florida, although as of the date of this Form 1-A the securities had not been registered or qualified in such states.

**Item 5. Unregistered Securities Issued or Sold Within Year**

(a) (1) Unregistered securities have been issued by the Company within one year prior to the filing of this notification.

(b) The unregistered securities were issued to sophisticated investors in transactions not involving a public offering in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

(c) The Company issued an aggregate of 3,120,000 shares of its common stock, $.0001 par value during the past twelve month period.

(3) 3,000,000 shares of common stock, par value $.0001 per share, were issued to AC Motor Company LLC on June 13, 2005 for consideration of $300. 35,000 shares of common stock, par value $.0001 per share, were issued to General Sir Jeremy Mackenzie on June 24, 2005 for consideration of $3.50. 35,000 shares of common stock, par value $.0001 per share, were issued to James Seeley on June 24, 2005 for consideration of $3.50 50,000 shares of common stock, par value $.0001 per share, were issued to Mitchell Lampert on June 13, 2005 for consideration of $500.

(b) The unregistered securities issued and/or sold as described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

**Item 6. Other Present or Proposed Offerings**

The issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

**Item 7. Marketing Arrangements**

(a) Not applicable.

(b) Not applicable.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

Not applicable.

**Item 9. Use of Solicitation of Interest Documents**

Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, State of Connecticut, on July 14, 2005.

**AC Cars Manufacturing (USA), Inc.**

By:______________________________
Alan Lubinsky, Chief Executive Officer and Director

By:______________________________
Michael Hall, Chief Financial Officer and Director

By:______________________________
General Sir Jeremy Mackenzie

## PART II - OFFERING CIRCULAR

The Issuer's Offering Circular is attached hereto. The Issuer has elected to prepare its Offering Circular pursuant to Model B of Form 1-A.

## PART F/S

Audited Financial Statements of the Issuer as at June 30, 2005 are included herewith.

## PART III - EXHIBITS

**Item 1. Index to Exhibits**

2.1 Articles of Incorporation (sequential page number __)
2.3 By-laws (sequential page number __)
3. Form of stock certificate (sequential page number __)
4.1 Subscription Agreement (sequential page number __)
8.1 Manufacturing Agreement (sequential page number __)
8.2 License Agreement (sequential page number __)
9. Escrow Agreement (sequential page number __)*
10.1 Consent of Counsel (contained in the Opinion of Counsel [Exhibit 11])
10.2 Consent of Accountants (sequential page number __)
11. Opinion re legality (sequential page number __)

* To be filed by amendment.

Offering Circular subject to completion, dated July _, 2005

# AC Cars Manufacturing (USA), Inc.

(a Delaware Corporation)

*Up to 1,000,000 Shares of Common Stock*

Offering Price: $5.00 per Share of Common Stock

---

AC Cars Manufacturing (USA), Inc., a Delaware corporation, (the "Company") is offering, on a "best-efforts, Minimum $200,000/Maximum $5,000,000" basis, up to 1,000,000 shares (the "Shares") of common stock, par value $.0001 per share (the "Common Stock") to the public at a price of $5.00 per Share.

The Offering will commence on ______, 2005, the date on which this Offering Circular was qualified by the Securities & Exchange Commission. All funds from subscriptions will be held in Escrow by the Escrow Agent unless and until the Minimum amount of Securities ($200,000) are sold and paid for, at which time such proceeds will be delivered to the Company. If the Minimum amount of Securities ($200,000) are not sold and paid for on or before September __, 2005 (90 days from the date of this Offering Circular) (which date may be extended for a period of 90 days until December __, 2005), all funds held in Escrow by the Escrow Agent will be returned to subscribers with out interest thereon or deduction therefrom.

The Company's principal offices are located at 25 FJ Clarke Circle, Bethel, Connecticut 06801, and its telephone number is (203) 987-5353.

**INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY. SEE "RISK FACTORS."**

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

| | Price to Public | Discounts and Commission (1) | Proceeds to the Company (2) |
|---|---|---|---|
| Per Share.......... | $5.00 | $0 | $5.00 |
| Total Minimum (3) | $200,000 | $0 | $200,000 |
| Total Maximum (3) | $5,000,000 | $0 | $5,000,000 |

(footnotes on following page)

The date of this Offering Circular is July __, 2005

(1) The Offering price is payable in cash upon subscription. The Offering will be managed by the Company and the Shares will be offered and sold by the Officers and Directors of the Company, without any discounts or other commissions.

(2) Before deduction of expenses of the Offering, all of which are payable by the Company, estimated at $75,000, which includes the filing, legal, accounting, printing and other costs and expenses.

(3) The Shares are being offered by the Company on a "best efforts, all-or-none" basis as to $200,000 of Shares and on a "best efforts" basis as to an additional $4,800,000 of Shares, during an offering period commencing on the date hereof and expiring ninety (90) days thereafter (unless extended for an additional ninety (90) day period by the Company) (such period, as same may be extended, being hereinafter referred to as the "Offering Period"). No Shares will be sold unless and until subscriptions for at least $200,000 of Securities are received and accepted by the Company during the Offering Period. All subscription proceeds will be deposited no later than noon of the next business day after receipt into a non-interest bearing escrow account (the "Escrow Account") at _______ (the "Escrow Agent"). In the event subscriptions for at least $200,000 of Shares are not received during the Offering Period, all subscriptions will be returned to subscribers within seven days of the termination of the Offering, without interest thereon or deduction therefrom. Subscribers will have no right to return or use of their funds during the Offering Period, which may last up to 180 days.

The Securities offered hereby are being offered by the Company subject to prior sale, receipt and acceptance by the Company and subject to approval of certain legal matters by counsel and to certain other conditions. The Company reserves the right to withdraw or cancel such offer and reject any order in whole or in part.

Prior to this Offering, there has been no public market for the Company's securities and there can be no assurance that any market will develop therefor. The offering price of the Shares has been determined by the Company on an arbitrary basis and bears no relationship to the assets, earnings or any other recognized criteria of value. The prices should in no event, however, be regarded as an indication of any future market price of the Common Stock. See "Risk Factors."

## AVAILABLE INFORMATION

The Company's fiscal year end is December 31. The Company will be not subject to the informational reporting requirements of the Securities Exchange Act of 1934 upon completion of this Offering and will not be required to file periodic reports, proxy statements or other information with the Commission. However, the Company intends to voluntarily distribute to its stockholders annual reports, which may, at the Company's discretion, contain audited financial statements. In addition, the Company may, in its discretion, furnish quarterly reports to stockholders containing unaudited financial information for the first three quarters of each year.

## SUMMARY

*The following summary is intended to set forth certain pertinent facts and highlights from material contained in the body of this Offering Circular. The summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Offering Circular.*

AC Cars Manufacturing (USA), Inc., (the "Company") was incorporated in the State of Delaware on June 22, 2005. The Company has entered into an agreement with AC Cars Ltd. to manufacture certain cars under the “AC” brand.

AC Cars Ltd. and its predecessors (collectively “AC”) have been manufacturing cars since 1901. AC’s best known model is the AC Cobra, which automobile was produced in the early 1960’s and imported into the United States by Carroll Shelby. Carroll Shelby purchased Cobras from AC and finished them in the United States, powering them with engines supplied by Ford Motor Company. Most of these cars were sold under the Shelby brand name. Original Cobras produced in the early 1960’s are treasured today by collectors throughout the world, and original examples often sell at prices of $250,000 to $200,000.

AC branded automobiles are currently manufactured in Malta by AC Cars Manufacturing Ltd (“ACMA”). ACMA manufactures and sells a carbon fiber bodied automobile called the AC MKV. ACMA started producing cars in January 2005.

ACMA has a license to manufacture these cars from AC and a license to use the AC Brand from AC Cars Ltd. (“ACL”). Alan Lubinsky, the CEO of the Company, is the CEO and controlling shareholder of AC and ACL.

The AC MKV is produced using a one-piece carbon fiber body. The chassis is also constructed from tubular steel similar to the original chassis.

## RISK FACTORS

The Securities offered hereby are speculative and involve a high degree of risk. In addition to the other information contained in this Offering Circular, the following risk factors should be carefully considered before purchasing the Securities offered by this Offering Circular. The purchase of Securities should not be considered by anyone who cannot afford the risk of loss of his entire investment. The statements contained in this Offering Circular which are not historical facts contain forward looking information with respect to plans, projections or future performances of the Company, the occurrences of which involve certain risks and uncertainties as detailed herein.

**1. No Operating History;** We are a development stage company that was formed in June 2005. We have not as yet engaged in any commercial operations and will not engage in any operations until the closing of the Offering, whereupon we intend to commence the manufacture of certain automobile models under the AC brand. There can be no assurance that current Management will be able to produce AC automobiles on a profitable basis, if at all. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a developing and expanding stage business and the competitive environment in which the Company anticipates operating. There can be no assurances that we will succeed in our business endeavors. There is no assurance that our operations will be profitable and that substantial losses will be sustained, or that we will be able to obtain additional financing when needed. If we fail to address these risks adequately, our business, financial condition and results of operations will be materially affected and trading price of our common stock, if any, could decline, resulting in the loss of all or part of your investment.

**2. Dependence on Employment of suitable Employees.** We intend to employ suitable employees, however, there can be no assurance that any or all of such employees will continue to work for us, however, there can be no assurance that we will be able to locate or attract personnel with the requisite talent and skills necessary to build, manage, engineer and/or market AC automobiles. See "Properties" and "Business."

**3. Need for Future Capital.** If only the Minimum amount of Securities are sold ($200,000), we will realize net proceeds of only $125,000 (after deduction of $75,000 for expenses of the Offering). We believe that we will need capital of at least $________ for our first year of operations.

Our capital requirements will depend on many factors, including cash flow from operations, progress in our research and development, competing technological and market developments, and our ability to market our products successfully. We anticipate that we will have sufficient funds to finance our activities for the twelve-month period commencing on the Closing of this Offering if at least $3,800,000 of Securities are sold herein. If less than such amount of securities are sold in this Offering, we may have to raise additional debt or equity to finance our activities. Even if $3,800,000 of Securities are sold and paid for, there can be no assurance that we will not be required to seek additional financing within such period or thereafter. There can be no assurance that additional financing will be available to us in the future, or if available, at such times, or upon such terms and conditions acceptable to us.

**4. Development of Business; Management of Growth.** In the event that we realize sufficient net proceeds from this Offering, it is our intention to commence marketing and manufacturing of AC automobiles following this Offering, of which there can be no assurance. Our planned commencement of manufacturing may cause significant strain on our management, technical, financial and other resources. To manage growth effectively, we will be required to develop resources and attract, train and motivate qualified managers and employees. There can be no assurance, however, that we will successfully be able to achieve these goals. If we are unable to manage growth, if any, effectively, our operating results will be adversely affected.

**5. Competition.** All aspects of our business are and will continue to be highly competitive. We will compete in a mature marketplace that is well established and heavily capitalized. Most of the entities with whom we will compete have substantially greater sales, personnel and financial resources than us. There are many manufacturers which offer Kit or Component cars which look like the Company's automobiles and sell for a much lower price. In fact, the original AC Cobra, on which our Mark V is based, is probably the most copied kit car offered in numerous countries throughout the world. Moreover, there can be no assurance that other companies will not enter the marketplace or that other companies will not produce products superior to ours. See "Competition."

**6. Limited Market for AC automobiles; Low Production Manufacturer.** The market for AC automobiles is limited to a select group of purchasers. AC automobiles are typically purchased by successful business and professional individuals who want to experience the "lifestyle" motoring in brand new automobiles. Since our agreement with AC allows us to produce only 3 different models, namely the Mark VI, the Mamba and the Ace, we will be dependent on a very small, affluent segment of the population to purchase our products. If this segment should alter its interests or spending habits; if the economy or tax laws are such that these persons or entities are negatively impacted, either financially or otherwise, we may be unable to sell a sufficient number of automobiles, if any, to continue in operation. See "Business."

**7. Dependence on Suppliers.** Historically, all AC automobiles manufactured since 1963 have been powered by an engine supplied by the Ford Motor Company. Accordingly, if the Company is to produce AC branded automobiles which are historically correct, it will be dependent on Ford as a supplier of its engines. The Company has no contract or agreement with Ford and there can be no assurance that it will be able to acquire engines from Ford. Any difficulty in obtaining or retaining this engine supply would have a material adverse effect on our business. See "Business."

**8. Product Liability Claims; Insurance.** We will face the inherent risk of exposure to product liability claims as a manufacturer of new automobiles. There can be no assurance that we will procure such insurance and even if we do, there can be no assurance that we will be able to maintain such insurance, that such assurance will be sufficient to cover claims, if any, or that such insurance will be available at commercially reasonable terms. If we are unable to maintain products liability insurance for the automobiles that we manufacture, it would adversely affect our business and could potentially cause us to discontinue operations. See "Business."

**9. Regulation.** The automobiles intended to be manufactured by the Company will not comply with current US Environmental Protection Agency ("EPA") or Department of Transportation ("DOT") rules or regulations. Accordingly, the Company's products will be sold as "Kit" or "Component" cars which will be relatively complete but delivered without an installed engine or transmission. The purchasers of our automobiles will be required to complete the automobile and then have it registered in compliance with the Kit or Composite car rules of the State in which the vehicle will be registered. The rules and regulations governing Kit or Component cars differ from State to State. There can be no assurance that our automobiles will comply with such regulations in all or some States or that purchasers of our automobiles will be successful in registering our automobiles for road use. If purchasers of our automobiles are unable to register them in certain jurisdictions, it would likely negatively impact our business. See "Business - Governmental Regulation."

**10. Dependence on Relationships.** Our business is dependent on a marketing and distribution agreement with AC Cars (USA) LLC and a license agreement with AC Cars Limited. Although both license agreements are currently in place, if we are unable to continue with these agreements, this will have a material adverse impact on the financial position of the Company.

**11. Dependence on Management.** We are dependent upon the personal efforts and abilities of Alan Lubinsky, the Company's President and Chief Executive Officer and a director of the Company, Michael Hall, Chief Financial Officer and a Director of the Company and General Mackenzie, a Director of the Company. Neither Mr. Lubinsky, Mr. Hall nor General Mackenzie have an employment agreement with us. Mr. Lubinsky, Mr. Hall and General Mackenzie are each employed and engaged in activities separate and apart from the Company and have not obligated themselves to devote any specified amount of time to the affairs of the Company. It is expected that Messrs. Lubinsky, Hall and Mackenzie will each devote on a weekly basis, thirty hours, ten hours and fifteen hours, respectively, to the affairs of the Company. The lack of time devoted by Mr. Lubinsky, Mr. Hall or General Mackenzie to us could have a material adverse affect on the Company. See "Management."

**12. Control by Management.** Upon the sale of the Securities offered hereby, our management will own approximately 97% of the Company's Common Stock if the Minimum amount of Securities are sold and approximately 74% of the Company's Common Stock if the Maximum amount of Securities are sold. Accordingly, Management of the Company will continue to be able to elect the entire board of directors of the Company and to direct the affairs of the Company after the Offering. The investors in this Offering will not be able to elect any of the directors.

**13. Immediate Substantial Dilution.** The purchasers of the Securities offered hereby will incur immediate substantial dilution from their purchase price in the net tangible book value of each share of Common Stock of approximately $0.04 per share or 99% of their initial investment if the Minimum amount of Securities are sold and immediate substantial dilution from their purchase price in the net tangible book value of each share of Common Stock of approximately $1.2 per share or 76% of their initial investment if the Maximum amount of Securities are sold. The present stockholders of the Company will realize an immediate increase in the net tangible book value of their shares of Common Stock of approximately $0.04 per share if the Minimum amount of Securities are sold and $1.21 per share if the Maximum amount of Securities are sold. Since the present shareholders acquired their equity interests at costs substantially below the offering price, public investors will bear a disproportionate risk of any losses incurred by the Company. In addition, the Company may additionally sell equity securities or issue options to management in the future, which could further dilute the interest of potential investors in this Offering. See "Dilution."

**14. No Dividends.** To date, the Company has not paid any cash dividend on its Common Stock and does not expect to declare or pay any cash or other dividends in the foreseeable future. The Company anticipates that any profits from its operations will be reinvested in its business. See "Dividend Policy."

**15. Arbitrary Determination of Offering Price.** The Offering price of the Securities was arbitrarily determined by the Company and does not bear any relationship to the assets, earnings or book value of the Company, the current or future market value of the Common Stock or any other recognized criteria of value.

**16. Broad Discretion in the Application of Proceeds.** The Company's management will have broad discretion regarding the use of proceeds of this Offering of up to $1,625,000, which proceeds have been allocated to working capital. See "Use of Proceeds."

**17. No Present Market for the Securities of the Company.** There is presently no public market for the Company's Securities and there can be no assurance that any market will develop for the Company's Securities subsequent to this Offering. In addition, the Company's Securities will only be eligible for sale or resale in a limited number of states as a result of "Blue Sky" laws. As a result of the foregoing, it is likely that an investment in the Securities offered hereby may be illiquid, given the size of the Offering and the lack of an established trading market therefor.

**18. Risks of Low Priced Stocks.** Trading, if any, in the Securities will be conducted in the "Pink-Sheets" or on the over-the-counter market on the OTC Bulletin Board. Consequently, an investor may find it difficult or impossible to dispose of, or to obtain accurate quotations as to the price of the Company's Securities.

**19. Penny Stock Regulation.** Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a security that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this Offering may find it more difficult to sell their securities.

**20. Shares Available for Resale.** A total of 3,120,000 shares of Common Stock have been issued by the Company prior to this Offering. Rule 144 provides that restricted securities may be sold after having been held for at least one year. Rule 144 also provides that, with respect to "restricted securities" sold for the account of an "affiliate" (as defined in Rule 144), the aggregate amount of securities sold, together with all sales of restricted and other securities of the same class for the account of the "affiliate" within the preceding three months of such sale, shall not exceed the greater of (i) 1% percent of the outstanding shares or other units of such class of securities, or (ii) the average weekly reported volume of trading in such securities during the four weeks prior to the filing of a Notice of Sale by such "affiliate." Therefore, after taking into account the shares to be sold in this Offering, in each three-month period commencing _____, at least 40,600 shares may be publicly sold under Rule 144 by each holder of "restricted securities" who has held such shares for at least one year.

A person who is a "non-affiliate" of the Company at the time of sale and for the three months prior thereto and who beneficially owns the securities to be sold for at least two years prior to resale is not subject to any restrictions on the resale of shares. Any such sales under Rule 144 would, in all likelihood, have a depressive effect on the market price for the Company's Common Stock.

**21. Escrow of Investor's Funds.** Pending the completion of this Offering, all funds delivered in connection with subscriptions for Securities will be held in a non-interest bearing escrow account (the "Escrow Account") with __________(the "Escrow Agent") until the closing of the Offering, if any. In the event that at least $200,000 of Securities is not sold and paid for during the Offering Period and the Offering does not close, subscriptions subscribed for during the Offering Period will be returned without interest or deduction. Therefore, purchasers of the Securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering. See "Plan of Distribution."

**22. Indemnification of Officers and Directors.** As permitted under the Delaware Corporation Law, the Company's Certificate of Incorporation provides for the indemnification and elimination of the personal liability of the directors to the Company or any of its shareholders for damages for breaches of their fiduciary duty as directors. As a result of the inclusion of such provision, shareholders may be unable to recover damages against directors for actions taken by them which constitute negligence or gross negligence or that are in violation of their fiduciary duties. The inclusion of this provision in the Company's Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and other types of shareholder litigation. See "Management."

23. **Non-U.S. Resident Management May Result in Special Risks.** Alan Lubinsky, General Sir Jeremy Mackenzie and Michael W Hall, the directors of the Company, are not residents of the United States. Accordingly, the enforcement of civil liabilities against Mr. Lubinsky, General Sir Jeremy Mackenzie and Mr. Hall by investors may be adversely affected. Investors may have difficulty effecting service of process within the United States and judgments against Mr. Lubinsky, General Sir Jeremy Mackenzie and Mr. Hall in United States courts may be difficult or impossible to enforce. In addition, there can be no assurance that foreign courts would enforce such judgments, either predicated upon the civil liability provisions of the federal securities laws or


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otherwise.

## DIVIDEND POLICY

To date we have not paid any cash dividends on our Common Stock and we do not expect to declare or pay any cash or other dividends in the foreseeable future. See "Risk Factors" and "Description of Securities."

## DILUTION

As of June 30, 2005 the Company had 3,120,000 shares of Common Stock issued and outstanding. As of June 30, 2005, the net tangible book value of the Company was $807 or $0 per share of Common Stock. After giving effect to the sale of the Shares offered hereby, the adjusted net tangible book value of the Company as of June 30, 2005 would be $125,807 or $.04 per share of Common Stock if the Minimum number of Securities were sold (assuming the sale of 40,000 shares) and $4,925,807 or $1.21 per share of Common Stock if the Maximum number of Securities were sold (assuming the sale of 1,000,000 Shares). This would represent an immediate increase in the net tangible book value of approximately $.04 per Share of Common Stock to the current stockholders if the Minimum (40,000 Shares) number of Shares are sold and $1.21 per Share if the Maximum (1,000,000 Shares) number of Shares are sold. It would further represent an immediate dilution of approximately $4.96 per Share of Common Stock or approximately 99% of the investment of new investors if the Minimum number of Securities are sold and an immediate dilution of approximately $3.79 per Share of Common Stock or approximately 76% of the investment of new investors if the Maximum number of Securities are sold.

Net tangible book value may be defined as total assets less total liabilities and intangible assets as set forth in the Company's financial statements included elsewhere in this Offering Circular. The per share net tangible book value is determined by dividing the Company's net tangible book value by the total number of shares outstanding. Dilution is the difference between the public offering price per share and the net tangible book value per share after giving effect to the Offering.

The following table illustrates the per share dilution:

| | Maximum | Minimum |
|---|---|---|
| Offering Price Per Common Share | $5.00 | $5.00 |
| Net tangible book value per share of Common Stock prior to Offering | $nil | $nil |
| Increase per share attributable to the new investors | $1.21 | $ .04 |

| | | |
|---|---|---|
| As adjusted net tangible book value per share after Offering | $1.21 | $.04 |
| Dilution to new investors | $3.79 | $4.96 |

## USE OF PROCEEDS

The net proceeds from the sale of the Securities offered hereby, after deduction of approximately $75,000 for expenses of this Offering, are estimated to be approximately $125,000 if the Minimum number of Securities are sold and $4,925,000 if the Maximum number of Securities are sold. It is estimated that the proceeds will be allocated in proportion to the amount available if less that the Maximum amount of Securities are sold. The Company intends to utilize such proceeds as follows:

| | Minimum Offering | Maximum Offering |
|---|---|---|
| Production Tooling and Equipment | $ 0 | $1 350,000 |
| Advertising and Marketing | $ 0 | $ 150,000 |
| Manufacture Automobiles | $ 0 | $1,000,000 |
| Automobile Development | $ 0 | $ 800,000 |
| Working Capital for the Company[1] | $ 125,000 | $1,625,000 |
| TOTAL | $125,000 | $4,925,000 |

(1) Pending utilization of the proceeds of this Offering, the Company will deposit the funds in interest bearing savings accounts, certificates of deposit, high grade corporate bonds or short-term United States Government obligations.

The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that the proceeds of this Offering and projected cash flow from operations will be sufficient to satisfy the Company's contemplated cash requirements for the 12 month period following the consummation of this Offering, if at least $3,800,000 of Securities are sold. In the event that less than $3,800,000 of Securities are sold, the Company will most likely need additional capital to fund its projected cash flow needs for the 12 month period following the completion of this Offering. In the event the Company's plans change or its assumptions change or prove to be insufficient to fund operations, the Company may find it necessary to seek additional financing or curtail its operations even if $3,800,000 or more Securities are sold. See "Risk Factors."

## BUSINESS

### The Company

AC Cars Manufacturing (USA), Inc., (the "Company"), was incorporated in the State of Delaware in June, 2005. The Company is effecting this Offering for the purpose of raising capital to open a manufacturing facility in Connecticut. See "Use of Proceeds."

**AC Cars History**

AC has been manufacturing vehicles since 1901. It all started with small three-wheeler trucks, and after having attained an immense success in the market, other models were developed for the carriage of passengers. Thereafter, the company continued to be at the forefront of engineering innovation with the implementation of ingenious designs for engines and other vehicle components.

AC produced its first vehicle in 1904 which was a 5.6 hp air cooled single cylinder tricycle built as a delivery vehicle which was called the Autocarrier. In 1907 a passenger-carrying version of the Autocarrier was made, known as the Sociable, which was produced until 1915. In 1918, AC commenced full production of a two seat four wheel car. Showrooms and offices were opened in London's Regent Street in 1921 and the company AC Cars Limited was formed in the same year. By 1928, seven models were offerred ranging from the Aceca two-seat coupe to a long wheelbase coach built saloon. The AC Company was at this time one of Britain's largest automobile manufacturers.

The outbreak of World War 2 in 1939 meant that all production facilities were turned over to the war effort for the manufacture of fire fighting equipment, aircraft parts, radar vans, flame throwers, guns and sights. After the war, production started again.

By 1953, the AC Ace was being produced, and this was a revolutionary car for its era. The styling and design coupled with a tubular ladder chassis, quickly gained respect amongst the sporting motorists. 1954 saw the introduction of a Coupe version of the AC Ace, the ACECA which was launched at the London Motor Show. The Ace continued its racing successes and in 1957 an Ace-Bristol finished tenth over all at Le Mans and in 1958 finished eighth and ninth.

1957 saw the successful negotiation of another manufacturing contract, this time with the Government to produce the light blue invalid carriage. Over 1200 were produced and these vehicles were a common site on the road for many years. This era also saw the manufacture of the 3 and 4-wheeled Petite.

In 1961, Carrol Shelby, a Texas ex-race car driver, entered negotiations with AC to build what became known as the "Cobra". At the same time Shelby struck a deal with the Ford Motor Company to supply Shelby with a V-8 engine for the Cobra. By 1964, the 427 AC Cobra had the distinction of being listed in the Guinness Book of Records at the fastest production car in the world, a title which it held for several years.

In the racing world, the Cobra was winning everything in the USA, but when Shelby brought his team to Europe he found the tracks to be much faster and the poor aerodynamics of the Cobra could not compete on the straight with the likes of Ferrari. In 1965, Ferrari was beaten by a team lead by the legendary Bob Bondurant and won the Sports Car World Championship with a Shelby built "Daytona" car based on an AC built chassis.

During the 1970's and early 1980's AC developed and produced the ME3000. In 1985 the updated 5.0 liter AC Cobra was re-introduced into North America, using the original tooling which produced the Cobra for Shelby. The 5.0 liter Cobra met all 50 state EPA and DOT Federal Regulations.

In 1986, Ford bought a controlling stake in AC. The Thames Ditton AC factory was sold for redevelopment and a new 90,000 square foot factory was built on the then new Brooklands Industrial Park where AC had been located up until 2001. Following the sale of Ford's stake in AC in the early 1990's, AC was again placed in Receivership in 1996.

In the early 1990's, AC commenced production of a new model car, the AC Ace, which was built as a luxury sports car to compete with the then Mercedes sports car market. AC expended significant capital in the design of this automobile, which ultimately caused it to go into receivership in England (which is similar to a Chapter 11 Bankruptcy proceeding in the United States).

By the end of 1996, a newly formed company, AC Car Group Ltd. ("ACGL"), acquired the assets of AC. After the purchase of the AC assets by ACGL, ACGL continue to produce a limited number of aluminum bodied cars and Aces. Ace production was halted in or about 1997 and ACGL concentrated its efforts on building aluminum bodied Cobras. The aluminum bodied cars were hand made and very expensive to build. As a result, ACGL ultimately ceased operations in June 2002 and sold its assets to ACMA. In 2004 ACMA sold the "AC" brand to ACL and continued manufacturing automobiles under a license from ACL.

During 2004 ACL entered into a licensing agreement with AC Cars Manufacturing Limited, a company domiciled in Malta, to produce carbon fiber bodied automobiles in Malta. During this time frame, AC Cars Manufacturing Limited entered into an agreement with the Maltese Government to produce carbon fiber bodied AC automobiles in Malta. This facility started producing the carbon fiber AC MKV automobiles in January 2005.

**Description of Products to be Manufactured and Sold**

In June 2005, the Company entered into a license and manufacturing agreement with ACL to produce three new carbon fibered bodied AC automobiles; the AC Ace, the AC Mamba and the AC MKVI. The AC Ace will be a derivative of the 1950's AC Ace, the AC Mamba will be a coupe and the AC MKVI will be a more modern open sports car. All of these products will be constructed out of carbon fiber and will share a similar chassis. A further description of these cars is set forth below:

a) AC Ace-This is a new version of the original 1950's AC Ace and will be constructed with a carbon fiber body-shell and updated chassis. The car will have a modern six-cylinder engine.
b) AC Mamba-This is a new Coupe also constructed with a carbon fiber body-shell and will have a similar chassis to the AC Ace above. It will have a choice of either a six or eight cylinder engine.
c) AC MKVI-This car will be the new version of the legendary AC MK111. It will be constructed with a carbon fiber body-shell on a similar chassis to above with an eight-cylinder performance engine.

The Company's agreement with ACL requires it to sell all of its manufactured automobiles to a single distributor, AC Cars USA, LLC, which is a wholly-owned subsidiary of AC Motor Company LLC and the principal shareholder of the Company. The Company's agreement with AC




18 of 73

Cars USA, LLC provides that it sell the automobiles it produces to AC Cars USA, LLC at a price equal to the direct cost to produce each automobile plus a mark-up of 40%.

The Company intends to continue to monitor and evaluate new developments in automobiles including electronics and material technologies and will adopt such developments as it deems cost efficient and desirable. The Company will not engage in any marketing or advertising of its automobiles. All marketing and sales activity will be undertaken by AC Cars USA, LLC as distributor of the Company's automobiles and the AC automobiles produced in Malta.

**Competition**

The AC customer profile falls largely into two distinct groups. Affluent male car buyers, average age 49, with an average annual income of $250,000 + who sees high cost as a badge of honor relating to accomplishment. They are leaders, not followers. They are willing to take on new challenges, and are not content to rest on their laurels. This group tends towards the overachiever personality. This segment is, not surprisingly, highly individualistic.

The secondary group is comprised of upscale Kit Car enthusiasts who want the ultimate in individualism and driving experience. This group is less about luxury and more about the love of performance and "doing it yourself". They are technically inclined, and far less pampered than the affluent male car buyers of the primary group. This group has the potential to be primary in the AC components demographic. While there are hobbyists in their early 20's, the majority are 40+ due to the demands of time and money.

The primary group will have other exclusive automotive brands as the main competition. These include Aston Martin, Ferrari, Lamborghini and some niche product lines from mainstream manufacturers. The secondary group will have various hot rods, replica and imitation manufacturers as the main competition.

Most of the companies currently manufacturing the automobiles referred to in the primary group have been well established in the automotive industry for many years. In addition, each may have access to greater resources than are available to the Company.

Finally, the Company will compete with all other manufacturers of expensive luxury items such as boats, airplanes, motorcycles and motorhomes, all of which are typically purchased by affluent individuals with disposable funds.

**Trademarks**

The Company does not own any Trademarks. The Company has the right pursuant to its license agreement with AC Cars Ltd. to utilize the text and descriptive log "AC" Marks, as well as the "Ace" Trademark.

**Insurance**

The Company does not presently maintain any insurance. It intends to acquire Products

Liability, premises and other insurance policies upon completion of this Offering. There can be no assurance that the Company will be able to obtain any or all of the insurance which it deems necessary for the conduct of its business.

**Legal Proceedings**

The Company is not a party to any material litigation.

**Description of Property**

The Company has not obtained any premises as at the date hereof. It is currently evaluating various leasehold premises in the State of Connecticut and intend to lease facilities of approximately 40,000 square feet upon completion of this Offering.

**Employees**

## DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

The names, ages and positions of the Company's directors, executive officers and significant employees are as follows:

| Name | Age | Position with the Company |
|---|---|---|
| Alan Lubinsky | 47 | President, Chief Executive Officer and Director |
| Michael W Hall | 62 | Chief Financial Officer and Director |
| James Seeley | 32 | Secretary |
| Gen Sir Jeremy Mackenzie | 64 | Director |

**Alan Lubinsky** has been the President, Chief Executive Officer and a Director of the Company since February 2005. Alan Lubinsky is also the Chairman and Chief Executive Officer of AC Motor Holdings Limited, the European holding company of AC and the Chairman and Chief Executive Officer of AC Motor Company LLC, the USA holding company. From 1996 to 2002, Mr. Lubinsky was Chief Executive Officer and a Director of AC Car Group, Ltd., a UK company which filed a Company Voluntary Arrangement in 2002. Alan Lubinsky grew up in South Africa, relocated to the United Kingdom in the late 1980's and became involved with AC in 1996.

**Michael W Hall** has been Chief Financial Officer and a Director of the Company since June 2005. Michael Hall has been a shareholder in AC Cars from 1998 to present. Michael Hall is a Director of AC Motor Holdings Limited, the European Holding company of AC. Mr. Hall was born in Poona, India. He has a BA from The University of Witwatersrand in South Africa and completed a PMD at Harvard University in 1981. Mr. Hall joined the Coca Cola Company in 1967, held various management positions at Coca Cola, South Africa until 1978 and after working for Coca Cola in Australia from 1978-1987, he reached the position of Vice-President and Regional Manager. He then became Senior Vice President Marketing and Operations for North West Europe and then from 1988-1991 was President of Coca Cola Africa. Mr, Hall then became President of the Coca Cola Company in Japan and he held that position until 2000, before retiring from the Coca Cola Company. Mr. Hall is also a sports and classic car enthusiast.

**General Sir Jeremy Mackenzie** has been a Director of the Company since June 2005. Sir Jeremy spent a long, decorated career in the British Army, and is currently the Governor of the Royal Hospital in Chelsea, United Kingdom and U.K. advisor to the governments of Slovenia and Bulgaria, and for the Department of International Development to Uganda. He has commanded at every level of command in the UK Army, from Platoon to Corps, and was promoted to full General in 1994 in the post of Deputy Supreme Allied Commander Europe with special responsibility to the Partnership Peace Program involving 27 Countries in Central and Eastern Europe and for building forces for the NATO operations in Bosnia and Kosovo. He was Commandant of the British Army Staff College Camberley and has an in-service Fellowship from Kings College London University. As Commander of the 1st British Corps he was Knighted (KCB) and subsequently commanded NATO's Allied Command Europe Rapid Reaction Corps as it first Commander. He was made Knight Grand Cross of the Order of the Bath (GCB) in 1999, having previously been awarded the U.S. Legion of Merit twice (1997 and 1999), and Officer of the Order of the British Empire. He holds the Czech Republic Cross of Merit First Class, the Officers Cross of the Order of Merit of the Republic of Hungary, the Order of the Madera Horseman first Class of Bulgaria and the Officers' Gold Medal of Merit for Slovenia. He was aide-de-camp to Her Majesty Queen Elizabeth 11 from 1992 to 1996. He was educated at The Royal Military Academy Sandhurst and commissioned into the Queen's Own Highlanders in July 1961. Sir Jeremy has owned a number of sports cars, including AC Cobra's.

**Remuneration of Officers and Directors**

The following provides certain information concerning all compensation awarded to, earned by or paid by the Company during the period ended June 30, 2005 to each of the named executive officers and directors of the Company. It is expected that Messrs. Lubinsky, Mackenzie and Hall will each devote on a weekly basis, thirty hours, ten hours and fifteen hours, respectively, to the affairs of the Company.

**Summary Compensation Table**

| | Annual Compensation | | | |
|---|---|---|---|---|
| Name and Principal Position | Year | Salary($) | Bonus($) | Other Annual Compensation($) |
| Alan Lubinsky<br>Chief Executive Officer,<br>President and Director | 2005(1)(2) | -- | -- | --(2) |
| Michael W Hall<br>Chief Financial Officer<br>andDirector | 2005(1)(2) | -- | -- | --(2) |

| | | | | |
|---|---|---|---|---|
| Gen Sir Jeremy Mackenzie Director | 2005(1)(2) | -- | -- | --(2) |

(1) Represents the period ended June 30, 2005.

(2) The Company has not effected any operations as at the date of this Offering Circular. The Company has not paid any salaries or other remuneration to any officer, director or other person as at the date hereof. The Company has no employment agreements with any of its officers. AC Motor Company LLC has agreed in principle to provide such management services as required by the Company as agreed from time to time at an annual management fee of $110,000 per annum. The Company may additionally compensate either or both of Gen Mackenzie and/or Mr Hall upon completion of this Offering for services such persons may render to the Company subsequent to this Offering. In addition, the Company has agreed to pay a fee of $35,000 to Alan Lubinsky for services relating to this Offering. See "Risk Factors."

## SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of June 30, 2005 with respect to the persons known to the Company to be the beneficial owners of more than 10% of the Company's Common Stock, the directors of Company and all officers and directors as a group, and as adjusted to reflect the Shares offered pursuant to this Memorandum. The following table does not take into account the issuance or exercise of any Warrants by the holders thereof. None of the persons listed below own any Warrants, options or other securities convertible into capital stock of the Company.

| Name and Address | Number of Shares | Percentage of Shares Prior to Offering | Percentage of Shares After the Offering (1) | |
|---|---|---|---|---|
| | | | Minimum | Maximum |
| AC Motor Company LLC (1)<br>c\o AC Cars House<br>Factory H75<br>Hal Far Industrial Estate<br>Hal Far<br>Malta | 3,000,000 | 97% | 96% | 73% |
| Alan Lubinsky (1)<br>c\o AC Cars House<br>Factory H75<br>Hal Far Industrial Estate<br>Hal Far<br>Malta | 3,000,000 | 97% | 96% | 73% |
| Michael Hall (1)<br>c\o AC Cars House<br>Factory H75<br>Hal Far Industrial Estate | 3,000,000 | 97% | 96% | 73% |

| | | | | |
|---|---|---|---|---|
| Hal Far<br>Malta | | | | |
| General Sir Jeremy Mackenzie<br>c/o AC Cars House<br>Factory H75<br>Hal Far Industrial Estate<br>Hal Far<br>Malta | 35,000 | 1% | 1% | 1% |
| James Seeley<br>4 South Street Number 2<br>Bethel, Connecticut 06801 | 35,000 | 1% | 1% | 1% |
| All officers and<br>Directors as a group<br>(4 persons) | 3,070,000 | 98% | 97% | 74% |

(1) AC Motor Company LLC is a Delaware company 65% owned by Alan Lubinsky and 35% by Michael Hall. AC Motor Company LLC is the registered owner of 3,000,0000 shares of the Company's common stock. Neither Mr. Lubinsky nor Mr. Hall own any shares of the Company's common stock other than through their ownership of AC Motor Company LLC. Both Mr. Lubinsky and Mr. Hall may be deemed the beneficial owners of the shares of the Company's common stock owned by AC Motor Company LLC.

## SECURITIES BEING OFFERED

The Company's authorized capitalization consists of 5,000,000 shares of Common Stock, par value $.0001 per share. The following summary description of the Common Stock is qualified in its entirety by reference to the Company's Articles of Incorporation.

### Common Stock

Each share of Common Stock entitles its holder to one non-cumulative vote per share. The holders of more than fifty percent (50%) of the shares voting for the election of directors can elect all the directors if they choose to do so, and in such event the holders of the remaining shares will not be able to elect a single director. Holders of shares of Common Stock are entitled to receive such dividends as the board of directors may, from time to time, declare out of Company funds legally available for the payment of dividends. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders. As at the date of this Offering Circular, there were 3,120,000 shares of the Company's $.0001 par value common stock issued and outstanding.

Shareholders do not have any pre-emptive rights to subscribe for or purchase any stock or other securities of the Company. The Common Stock is not convertible or redeemable. Neither the

Company's Certificate of Incorporation nor its By-Laws provide for pre-emptive rights.

**Transfer Agent.**

The Company's Transfer Agent for its Common Stock is Continental Stock Transfer & Trust Company.

## PLAN OF DISTRIBUTION

The Company, through its officers and directors, is offering the Shares of Common Stock for sale on a "best efforts, all-or-none" basis as to $200,000 of Securities and on a "best efforts" basis as to an additional $4,800,000 of Securities. No officer or director will receive any compensation for sales of Securities in this Offering.

The Offering shall commence on the date hereof and terminate ninety (90) days thereafter, unless extended by the Company for up to an additional 90 days. All subscription proceeds will be deposited no later than noon of the next business day after receipt into a non-interest bearing escrow account entitled "____________- Escrow Account for AC Manufacturing (USA) (the "Escrow Account") at _______________ (the "Escrow Agent"). The Escrow Agent will hold all of the proceeds from the Offering until subscriptions amounting to at least $200,000 have been received and accepted by the Company. The proceeds from the subscriptions will be released by the Escrow Account to the Company at the closing of the Minimum Offering and at subsequent closings after the Minimum has been met and closed upon. If the Minimum has been sold and closed on, the Company will continue to offer the Securities until either all of the Securities are sold and paid for or the termination of the Offering Period. If at least $200,000 of Securities are not sold prior to the expiration of the Offering Period, all subscription funds received will be returned by the Escrow Agent to investors, without interest thereon or deduction therefrom.

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In June 2005, the Company sold 3,000,000 shares of common stock to AC Motor Company LLC for the sum of $300, 35,000 to General Sir Jeremy Mackenzie for the sum of $3.50 and 35,000 shares to James Seeley for the sum of $3.50. The consideration paid by AC Motor Company LLC and General Sir Jeremy Mackenzie for such Shares ($.0001 per Share) was determined on an arbitrary basis and was based upon the fact that the Company's securities had no book value as at such date.

## LEGAL OPINIONS

Legal matters relating to the Shares offered hereby will be passed upon for the Company by Mitchell Lampert, Westport, Connecticut. Mr. Lampert owns 50,000 shares of the Company's common stock, which he received for services valued at $500.

**NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER. THE DELIVERY OF THIS OFFERING CIRCULAR AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION STATED IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.**

---

TABLE OF CONTENTS



**UNTIL (90 DAYS AFTER THE DATE OF THIS OFFERING CIRCULAR) ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A OFFERING CIRCULAR.**

# AC Cars Manufacturing (USA), Inc.

## 1,000,000 SHARES OF COMMON STOCK

---

# Offering Circular

---

, 2005

**AC CARS MANUFACTURING (USA), INC.**
**(A Developmental Stage Company)**

**FINANCIAL REPORT**

**For the Period June 22, 2005 (Date of Inception) to June 30, 2005**

**AC CARS MANUFACTURING (USA), INC.**
**(A Developmental Stage Company)**

**FINANCIAL REPORT**

**CONTENTS**



CERTIFIED PUBLIC ACCOUNTANT, P.C.

Pinelawn Road
te 204 W
lville, NY 11747

Tel: (631) 777-2290
Fax: (631) 777-2293
E-mail: Jrosencpa@aol.com

**REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM**

The Board of Directors
AC Cars Manufacturing (USA), Inc.

We have audited the accompanying balance sheet of AC Cars Manufacturing (USA), Inc. as of June 30, 2005 and the related statements of operations and retained earnings, stockholders' equity and cash flows for the period June 22, 2005 (Date of Inception) to June 30, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AC Cars Manufacturing (USA), Inc. as of June 30, 2005 and the results of its operations and cash flows for the period June 22, 2005 (Date of Inception) to June 30, 2005 in conformity with U.S. generally accepted accounting principles.

July 5, 2005

**AC CARS MANUFACTURING (USA), INC.**
**( A Developmental Stage Company)**
**BALANCE SHEET**

**As of June 30, 2005**

ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Common stock subscriptions receivable | $ 307 | |
| Deferred offering costs (Note 4) | 55,500 | |
| Total current assets | | $ 55,807 |
| Total assets | | $ 55,807 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable | $ 52,500 | |
| Due to officer | 2,500 | |
| Total liabilities | | 55,000 |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, par value $.0001 per share; authorized 5,000,000 shares, issued and outstanding 3,120,000 shares | 312 | |
| Additional paid in capital | 495 | |
| Total stockholder's equity | | 807 |
| Total liabilities and stockholder's equity | | $ 55,807 |

*The accompanying notes and independent auditors' report should be read in conjunction with these financial statements*

**AC CARS MANUFACTURING (USA), INC.**
**(A Developmental Stage Company)**

## STATEMENT OF OPERATIONS AND RETAINED EARNINGS

**For the Period June 22, 2005 (Date of Inception) to June 30, 2005**

| | |
|---|---|
| Revenue | $ - |
| Operating expenses | - |
| Operating income | - |
| Net income | $ - |
| Retained earnings, beginning | - |
| Retained earnings, ending | $ - |

*The accompanying notes and independent auditors' report should be read in conjunction with these financial statements*

**AC CARS MANUFACTURING (USA), INC.**
**(A Developmental Stage Company)**

## STATEMENT OF STOCKHOLDERS' EQUITY

**For the Period June 22, 2005 (Date of Inception) to June 30, 2005**

| | Common Stock Shares | Common Stock Amount | Capital in Excess of Par Value | Retained Earnings |
|---|---|---|---|---|
| ıne 24, 2005 – 3,000,000 shares issued to AC Motor Company LLC | 3,000,000 | $ 300 | $ - | $ - |
| ıne 24, 2005 –35,000 shares issued to a Director | 35,000 | 3.5 | - | - |
| ıne 24, 2005 - 35,000 shares issued to the corporate secretary | 35,000 | 3.5 | - | - |
| ıne 24, 2005 – 50,000 shares issued for legal services regarding incorporation and this proposed offering | 50,000 | 5 | 495 | - |
| ʼet income – June 22, 2005 to June 30, 2005 | - | - | - | - |
| ʼalances, June 30, 2005 | 3,120,000 | $ 312 | $ 495 | $ - |

*The accompanying notes and independent auditors' report should be read in conjunction with these financial statements*

**AC CARS MANUFACTURING (USA), INC.**
**(A Developmental Stage Company)**

## STATEMENT OF CASH FLOWS

**For the Period June 22, 2005 (Date to Inception) to June 30, 2005**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income (loss) | $ - |
| (Increase) in deferred offering costs | (55,000) |
| Increase in accounts payable | 52,500 |
| NET CASH USED IN OPERATING ACTIVITIES | (2,500) |
| CASH FLOWS FROM INVESTING ACTIVITIES | - |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Increase in due to officer | 2,500 |
| NET CASH PROVIDED FROM FINANCING ACTIVITIES | 2,500 |
| Increase in cash | - |
| Cash, beginning of period | - |
| Cash, end of period | $ - |

*The accompanying notes and independent auditors' report should be read in conjunction with these financial statements*

## NOTES TO FINANCIAL STATEMENTS

**For the Period June 22, 2005 (Date of Inception) to June 30, 2005**

### e 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

**Organization:**

AC Cars Manufacturing (USA), Inc. ("the Company") was incorporated in the State of Delaware on June 22, 2005. It has not yet conducted any business operations.

**Purpose:**

The Company was formed for the purpose of opening an automobile manufacturing facility in the state of Connecticut.

In June 2005, the Company entered into a licensing and manufacturing agreement with AC Cars Ltd. ('ACL"), a British corporation, to manufacture certain cars under the "AC" brand.

AC Cars Ltd. and its predecessors (collectively "AC") have been manufacturing cars since 1901. AC's best known model is the AC Cobra automobile which was produced in the early 1960's and imported into the United States by Carroll Shelby. Carroll Shelby purchased Cobras from AC and finished them in the United States, powering them with engines supplied by Ford Motor Company. Most of these cars were sold under the Shelby brand name.

In June 2005, The Company also entered into a marketing agreement with AC Cars (USA) LLC to market the Company's products.

### te 2- OFFERING OF SHARES:

The Company intends to offer for sale to the public an aggregate of 1,000,000 shares of its common stock, par value $.0001, at a price of $5.00 per share. The shares are being offered, by the Company, on a "best-efforts, all-or-none" basis as to $200,000 or 40,000 shares, the minimum. The balance, $4,800,000 or 960,000 shares are being offered on a best-efforts basis. Unless the minimum number of shares are sold and paid for, none of the shares will be sold.

The net proceeds from the sale of the securities from this offering, after deduction of approximately $75,000 for expenses, are estimated to be $125,000 if the minimum number of shares are sold and $4,925,000 if the maximum number of shares are sold.

## 2- OFFERING OF SHARES: *(continued)*

The net proceeds from the proposed offering will be used by the Company in the following order of priority:

| | Minimum Number of Shares sold | Maximum Number of Shares sold |
|---|---|---|
| Production, Tooling and Equipment | $ - | $1,350,000 |
| Advertising and Marketing | $ - | $ 150,000 |
| Manufacturing Automobiles | $ - | $1,000,000 |
| Automobile Developmental | $ - | $ 800,000 |
| Working Capital for the Company | $125,000 | $1,625,000 |
| Total | $125,000 | $4,925,000 |

## e3- COMMON STOCK ISSUED:

On June 24, 2005 the Company issued 3,000,000 shares of its common stock at par value to its parent, AC Motor Company LLC. The Company has also issued 35,000 shares of its common stock to General Sir Jeremy Mackenzie, a Director of the Company and 35,000 shares of its common stock to James Seeley, the Company's Secretary. These 70,000 shares were issued at par value.

As of June 30, 2005 the Company has not yet received payment for the above referenced 3,070,000 shares of common stock issued. The Company has recorded common stock subscription receivables amounting to $307 as reflected on the accompanying financial statements.

In conjunction with its incorporation and this proposed offering the Company has 50,000 shares of its common stock valued at $500, as partial payment for legal services rendered.

## te 4- DEFERRED OFFERING COSTS:

As of June 30, 2005, the Company had recorded $55,500 in estimated costs and expenses associated with the proposed offering. These items were categorized as "Deferred Costs" in the accompanying balance sheet and will be reflected as a reduction of Stockholders' Equity on the date of the proposed offering. Total offering costs for the proposed offering are anticipated to be approximately $75,000.

## PART III - EXHIBITS

**Item 1.** **Index to Exhibits**



* To be filed by amendment.

# EXHIBIT 2.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:03 PM 06/27/2005
FILED 03:25 PM 06/27/2005
SRV 050534479 - 3991908 FILE

# CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation shall be: AC CARS MANUFACTURING (USA), INC.

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is THE COMPANY CORPORATION.

THIRD: The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock, which this corporation is authorized to issue, is Five-million (5,000,000) shares of common stock with $.0001 par value.

FIFTH: The name and address of the incorporator is as follows:

The Company Corporation
2711 Centerville Road
Suite 400
Wilmington, Delaware 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this 27th day of June , 2005 A.D.

The Company Corporation, Incorporator

By: ______________________
Name: Brandon Laramore
Assistant Secretary

# EXHIBIT 2.3

# BY-LAWS

# OF

# AC Cars Manufacturing (USA), Inc.

## ARTICLE I

## OFFICES

Section I. Principal Office. The registered office shall be located at The Company Corporation, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Section 2. Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Section 3. Time. Annual meetings of stockholders shall be held on such date and at such time as the directors may, from time to time fix. Special meetings shall be held on the date and at the time fixed by the directors. Should the directors fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

Section 4. Business to be Transacted. The stockholders at an annual meeting shall elect directors and transact any other proper business to come before the meeting. The stockholders at any special meeting of stockholders shall transact any proper business to come before the meeting.

Section 5. Call. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

Section 6. Notice and Wavier of Notice. Written notice of all meetings shall be given, stating the place, date and hour of the meeting and stating the place at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. If any action is proposed to be taken which would, if taken, entitle stockholders to receive payment for their shares of stock, the notice shall include a statement of that purpose and to that effect. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten (10) days nor more than sixty (60) days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at his record address or at such other address which he may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon pre-paid, in the United States mail. If a meeting is adjourned to another time, not more than thirty (30) days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who in person or by attorney thereunto authorized, submits a waiver of notice by him in writing, or by telegraph, cable or wireless, before or after the time stated therein. Attendance of a person at a meeting shall constitute a wavier of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver or notice.

Section 7. Stockholder List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during the ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The original or duplicate stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the corporation, or to vote at any meeting of stockholders.

Section 8. Quorum. The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, until a quorum shall be present or represented. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. Voting. At every meeting of the stockholders, each stockholder having the right to vote shall be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law or the corporation's Certificate of Incorporation prescribes a different percentage of votes and/or a different exercise of voting power. In the election of directors, voting need not be by ballot. Voting by ballot shall not be required for any other corporate action except as otherwise provided by the General Corporation Law.

Section 10. Proxy Representation. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

Section 11. Record Date for Stockholders. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the directors may fix, in advance, a date as the record date for any such determination of stockholders. Such date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopt the resolution relating thereto. When a determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders has been as provided in this paragraph, such determination shall apply to any adjournment thereof; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Section 12. Conduct of Meeting. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting: the chairman of the board, if any, the president, an executive vice president, a vice president, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The secretary of the corporation, or in his absence, an assistant secretary, shall act as secretary of every meeting, but if neither the secretary nor an assistant secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

Section 13. Inspector and Judges. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election or judges of the vote, as the case may be, to act at the meeting or any adjournment thereof. If an inspector or inspectors or judge or judges are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors or judges. In case any person who may be appointed as an inspector or judge fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector or judge, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector or judge at such meeting with strict impartiality and according to the best of his ability. The inspectors or judges, if any, and, if there are none, the person presiding shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect or proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors or judge or judges, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

Section 14. Stockholder Action Without Meeting. Any action required to or which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote therein were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

## ARTICLE II

## DIRECTORS

Section 1. Functions and Definition. The business of the corporation shall be managed by the board of directors of the corporation. The use of the phrase, "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

Section 2. Qualifications and Number. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The number of directors shall be determined from time to time by resolution of the stockholders or of the directors.

Section 3. Election and Term. The first board of directors shall be elected by the incorporator and shall hold office until the first annual meeting of stockholders and until their successors have been elected and qualified or until their earlier resignation or removal. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors have been elected and qualified or until their earlier resignation or removal. In the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the board of directors, including vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Section 4. Meetings.

a. Time. Meetings shall be held at such time as the board shall fix, except that the first meeting of a newly elected board shall be held as soon after its election as the directors may conveniently assemble.

b. Place. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the board.

c. Call. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the president, or of a majority of the directors in office.

d. Notice of Actual or Constructive Waiver. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral or any other mode of notice of the time and place shall be given for special meetings two (2) days or less prior to the date of such meeting, provided notice is given in sufficient time for the convenient assembly of the directors thereat. The notice of any meeting need not specify the purpose of the meting. Any requirement of furnishing a notice shall be waived by any director who submits a waiver of such notice in writing, or by telegraph, cable or wireless, before or after the time stated therein.

e. Quorum and Action. A majority of the whole board shall constitute a quorum except when a vacancy or vacancies exist, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third (1/3) of the whole board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place, without notice other than announcement at the meeting. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law and Certificate of Incorporation, the act of the board shall be the act by vote of a majority of the directors present at a meeting, a quorum being present. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law, the Certificate of Incorporation or these By-laws which govern a meeting of directors held to fill vacancies and newly created directorships in the board.

f. Chairman of the Meeting. The chairman of the board, if any, and if present and acting, shall preside at all meetings. Otherwise, the president, if present and acting, or any other director chosen by the board, shall preside.

Section 5. Removal of Directors. Any or all of the directors may be removed for cause or without cause by the stockholders. One or more of the directors may be removed for cause by the board of directors.

Section 6. Committees. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the board, shall have an may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

Section 7. Action in Writing. Any action required or permitted to be taken at any meeting of the board of directors or any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 8. Compensation. The board of directors may, by resolution passed by a majority of the whole board, authorize that the directors be paid their expenses, if any, of attendance at each meeting of the board of directors and be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 9. Transactions in Which Directors May Be Interested. No contract or transaction between the corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because such directors or officers are present at or participate in the meeting or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose; provided that the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, or a majority of such members thereof as shall be present at any meeting thereof at which action upon any such contract or transaction shall be taken, and the board of directors or committee in good faith authorizes the contract or transaction without counting the vote of the interested director or directors. In any case described in this Section 9, any interested director may be counted in determining the existence of a quorum at any meeting of the board of directors or any committee which shall authorize any such contract or transaction and may vote thereat to authorize any such contract or transaction. Any director of the corporation may vote upon any contract or other transaction between the corporation any subsidiary or affiliated corporation without regard to the fact that he is also a director of such subsidiary or affiliated corporation.

Section 10. Ratification of Directors' Acts. Any contract, transaction or act of the corporation or of the board of directors which shall be ratified by a majority of a quorum of the stockholders entitled to vote at any annual meeting or at any special meeting called for that purpose shall be as valid and binding as though ratified by every stockholder of the corporation; provided, however, that any failure of the stockholders to approve or ratify such contract, transaction or act when and if submitted to them shall not be deemed in any way to invalidate the same or to deprive the corporation, its directors or officers of their right to proceed with such contract, transaction or act.

## ARTICLE III

## OFFICERS

Section 1. Officers. The directors shall elect a president and a secretary, and may elect or appoint such other officers and agents (including a chairman of the board of directors) as are desired. The president may, but need not be a director. Any number of offices may be held by the same person, except that the same person may not hold the offices of president and secretary.

Section 2. Other Officers. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

Section 3. Compensation. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 4. Term of Office and Duties. Unless otherwise provided in the resolution of election or appointment, each officer shall hold office until the meeting of the board of directors following the next annual meeting of stockholders and until his successor has been elected and qualified. Any officer may be removed by the board of directors, with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

Section 5. Powers and Duties.

a. Chairman of the Board. Subject to the control of the board of directors, the chairman of the board shall cause to be called in accordance with these By-laws and shall preside at meetings of stockholders and of the board of directors. He shall present at each annual meeting of the stockholders and each regular meeting of the board of directors a report of the condition of the business of the corporation. Subject to the control of the board of directors, he shall appoint and remove, employ and discharge, and fix the compensation of all servants, agents, employees and clerks of the corporation other than its officers. He shall sign and execute contracts in the name and on behalf of the corporation when the board of directors shall have so authorized and directed him to do so, either generally or in special instances. He shall see that the books, reports, statements and certificates required by law are properly kept, made and filed. He may sign certificates of stock. He shall perform such other duties as are incidental to his office or properly required of him by the board of directors.

b. President. The president shall be the chief executive officer of the corporation and, subject to the control of the board of directors and the chairman, shall have general charge and control of all its operations and shall perform all duties incident to the office of president. In the absence of the chairman, he shall preside at all meetings of the stockholders and at all meetings of the board of directors, shall see that all orders and resolutions of the board of directors are carried into effect and shall have such other duties as may from time to time be assigned to him by these By-laws, the chairman or by the board of directors. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

c. Vice President. During the absence or disability of the president, the vice president, or if there are more than one, the executive vice president, shall have all the powers and functions of the president. He may sign certificates of stock. Each vice president shall perform such other duties as the board of directors, the chairman or the president shall prescribe.

d. Secretary. The secretary shall attend all meetings of the board and of the stockholders, record all votes and minutes of all proceedings in a book to be kept for that purpose and give or cause to be given notice of all meetings of stockholders and of special meetings of the board of directors. He shall keep in safe custody the seal of the corporation and affix it to any instrument when authorized by the board of directors. When required, he shall prepare or cause to be prepared and available at each meeting of stockholders a certified list in alphabetical order of the names of stockholders entitled to vote thereat, indicating the number of shares of each respective class held by each. He may sign, with the chairman, the president or a vice president, certificates of stock. He shall keep all the documents and records of the corporation as required by law or otherwise in a proper and safe manner and perform such other duties as may be prescribed by the board of directors or the president. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

e. Treasurer. The treasurer shall have the custody of, and, when so authorized, pay out and disburse all funds and securities of the corporation that may come into his hands; and shall have custody of all muniments of title and other papers and documents relating to the property of the corporation. He may endorse in the name and on behalf of the corporation for collection checks, notes and other instruments and shall deposit the same to the credit of the corporation in such bank or banks as the board of directors may designate and he may sign all receipts and vouchers for payments made to the corporation. He shall prepare or cause to be prepared and shall keep at the office of the corporation correct books of account of all of its business and transactions; and shall render statements thereof, in such form and at such times as the board of directors shall prescribe, and at the annual meeting of stockholders of the corporation. He may sign certificates of stock. He shall perform all duties incident to the office of Treasurer and shall also have such other powers and shall perform such other duties as may from time to time be assigned by the board of directors or the president.

f. Assistant Treasurers and Assistant Secretaries. The board of directors may from time to tome by resolution delegate to any assistant treasurer or assistant treasurers any of the powers or duties herein assigned to the treasurer; and may similarly delegate to any assistant secretary or assistant secretaries any of the powers or duties herein assigned to the secretary.

Section 6. Books to be Kept. The corporation shall keep (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, board of directors and any committees of directors; and (c) a current list of the directors and officers and their residence addresses. The corporation shall also keep at its office in the State of Delaware or at the office of its transfer agent or registrar in the State of Delaware, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The board of directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the corporation except as conferred by statute or as so authorized by the board of directors.

## ARTICLE IV

## CERTIFICATE REPRESENTING STOCK

Section 1. Certificates Representing Stock. Certificates for shares of the capital stock of the corporation shall be in such form as shall be approved by the directors. They shall exhibit the holder's name and number of shares and shall be appropriately numbered in the order of their issue. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the chairman or the president or a vice president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation certifying the number of shares owned by him in the corporation. If such certificate is countersigned by a transfer agent other than the corporation or its employee or by a registrar other than the corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar for any reason whatsoever before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock in place of any certificate theretofore issue by it, alleged to have been lost, stolen, or destroyed, and the board of directors may require the owner of any lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

Section 2. Fractional Share Interests. The corporation may, but shall not be required to, issue fractions of a share of stock or it may pay in cash the fair value of fractions of a share of stock as of the time when those entitled to receive such fractions are determined or it may issue scrip or fractional warrants in registered or bearer form over the manual or facsimile signature of an officer of the corporation or of its agents, exchangeable as therein provided for full shares of stock, but such scrip or fractional warrants shall not entitle the holder to any rights of a stockholder except as the board of directors shall provide. Such scrip or fractional warrants may be issued subject to the condition that the same shall become void if not exchanged for certificates representing full shares of stock before a specified date, or subject to the condition that the shares of stock for which such scrip or fractional warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of such scrip or fractional warrants, or subject to any other conditions which the board of directors may determine.

Section 3. Stock Transfers. Upon compliance with the provisions restricting the transfer or registration of transfers of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

Section 4. Transfer Agent and Registrar. The corporation shall, if and whenever the board of directors shall so determine, maintain one or more transfer offices or agencies, each in charge of a transfer agent designated by the board of directors where the shares of the capital stock of the corporation shall be directly transferable, and one or more registry offices, each in charge of a registrar designated by the board of directors where such shares of stock shall be registered, and no certificate for shares of the capital stock of the corporation in respect of which a transfer agent and registrar shall have been designated, shall be valid unless countersigned by such transfer agent and registered by such registrar. The board of directors may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the corporation.

Section 5. Registered Stockholders. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

## ARTICLE V

## DIVIDENDS

Section 1. Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Special Purpose Reserves. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

## ARTICLE VI

## GENERAL PROVISIONS

Section 1. Checks, etc. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

Section 2. Fiscal Year. The fiscal year of the corporation shall be fixed, and shall be subject to change, by resolution of the board of directors.

Section 3. Voting Stock in Other Corporations. Unless otherwise provided by resolution of the board of directors, the chairman of the board, if any, and if none, the president may, from time to time, appoint an attorney or attorneys or agent or agents of the corporation, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as a stockholder or otherwise in any other corporation, any of whose stock or securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the corporation and under its seal or otherwise, such written proxies, consents, waivers or other instruments as such person or persons so appointed may deem necessary or proper in the premises.

<u>ARTICLE VII</u>

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Each director, officer and employee, past or present of the corporation, and each person who serves or may have served at the request of the corporation as a director, officer or employee of another corporation and their respective heirs, administrators and executors, shall be indemnified by the corporation and the corporation may advance to any such individual amounts incurred by him as expenses in defending any civil or criminal action, suit or proceeding in accordance with, and to the fullest extent permitted by, the provisions of the General Corporation Law of the State of Delaware as it may from time to time be amended. Each agent of the corporation and each person who serves or may have served at the request of the corporation as an agent of another corporation, or as an employee or agent of any partnership, joint venture, trust or other enterprise may, in the discretion of the board of directors, be indemnified by the corporation to the same extent as provided herein with respect to directors, officers and employees of the corporation. The provisions of this Article VII shall apply to any member of any committee appointed by the board of directors as fully as though such person shall have been an officer or director of the corporation.

The board of directors may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Certificate of Incorporation, By-laws or the General Corporation Law.

The provisions of this Article VII shall be in addition to and not in limitation of any other rights, indemnities, or limitations of liability to which any person may be entitled, as a matter of law or under the Certificate of Incorporation, and By-laws, agreement, vote of stockholders or otherwise.

ARTICLE VIII

CONTROL OVER BY-LAWS

If the Certificate of Incorporation so provides, the power to make, alter, or repeal By-laws shall be vested in the board of directors; provided that the board of directors may delegate such power, in whole or in part, to the stockholders. If the Certificate of Incorporation does not so provide, the power to make, alter or repeal By-laws shall be in the stockholders.

# EXHIBIT 3

[certificate number] [number of shares]

Incorporated Under the Laws of the State of Delaware

# AC Cars Manufacturing (USA), Inc.

***Authorized Capital Stock 5,000,000 Common Shares with a Par Value of $0.0001 Per Share***

***[name of shareholder]***

***[number of shares]***

***[date]***

______________________________
***Alan Lubinsky, CEO***

______________________________
***James Seeley, Secretary***

# EXHIBIT 4.1

AC Cars Manufacturing (USA), Inc.

25 FJ Clarke Circle, Bethel, Connecticut 06801
(203) 987-5353

*SUBSCRIPTION AGREEMENT*

The undersigned hereby agrees to purchase ______ shares of AC Cars Manufacturing (USA), Inc., a Delaware Corporation, common stock, $.0001 par value, at a purchase price of $5.00 per share (the "Shares"), for a total purchase price of $______.

Checks for subscriptions should be made payable to and will be deposited in an escrow account known as "___________- Escrow Agent for AC Cars Manufacturing (USA), Inc.", at the [NAME OF ESCROW AGENT]. No funds from subscriptions will be released to the Company unless and until the amount on deposit equals at least $200,000 (prior to the expiration date), at which time the proceeds may be released to the Company.

If subscriptions for at least $200,000 are not received on or before the expiration date, all sums will be refunded to subscribers without interest or deduction. After release of proceeds to the Company, subscribers will receive certificates for the Share purchased.

The undersigned understands (i) that if the offering is oversubscribed, the Company may allocate to subscribers a lesser amount of Shares, (ii) the Company may reject, in whole or in part, any subscriptions, and (iii) the Company reserves the right to withdraw or cancel the offering at any time with notice. Subscribers further understand that all subscriptions are irrevocable and that subscribers may not have the use of their investment for a period of up to 180 days.

The Undersigned represents that he/she is [_] is not [_] an "Associated Person" of an NASD Member.

Dated: , 2005

______________________________
Subscriber - signature

______________________________
Subscriber - print or type name

______________________________
Address - street

______________________________
City State Zip Code

______________________________
Telephone Number with Area Code

______________________________
Social Security Number

# EXHIBIT 8.1

AGREEMENT entered into this 28th day of June 2005

BETWEEN

AC Cars (USA) LLC., a company registered in Delaware (the "Orderor")

AND

AC Cars Manufacturing (USA), Inc., a company registered in Delaware (the "Manufacturers")

Whereas,

1. AC Cars Limited and the Manufacturers have entered into a licensing agreement on the same date as this agreement;

2. the Parties wish to further clarify their business relationship.

Now, therefore, the Parties agree hereto as follows:

**1. Agreement**

1.1 The Orderor agrees that the Products specified in Schedule 1 attached to this agreement shall be manufactured exclusively by the Manufacturers for the USA market, subject to the provisions of Article 1.4 below. For this purpose, the Orderor shall notify the Manufacturers in writing of all orders and any such notification shall contain sufficient detail for the Manufacturers to assess whether they wish to accept or decline the order.

1.2 The said order shall, inter alia, provide details of the type of Product ordered, the number thereof, and the date by which the Orderor requires them to be completed. There will be a fixed mark up on the products of 45% on manufactured cost of the production run, excluding burdens from the Manufacturer to the Orderer.

1.3 Within fifteen (15) days from receiving any such order, the Manufacturers shall inform the Orderor in writing whether they wish to accept or decline the order.

1.4 In the case that the Manufacturers decline any order, the Orderor shall be at liberty to have the Products specified in the order manufactured by a third party.

## 2. General Provisions

2.1 All written notices given pursuant to this agreement shall be by facsimile, e-mail, hand delivery or registered mail and shall be deemed to be given on the date such notice is dispatched, such registered letter is mailed or such hand delivery is effected. Such written notices shall be addressed to the last known address of the party concerned. Any change of address by any of the parties hereto shall be promptly furnished in writing to the other party or parties.

2.2 This agreement shall remain in force for the whole period during which the Licensing agreement, referred to in the preamble to this agreement, entered into between AC Cars Ltd and the Manufacturer shall remain in force.

2.3 This agreement shall be interpreted, construed and governed by and in accordance with the laws of Delaware. The parties irrevocably submit themselves to the exclusive jurisdiction of the Delaware courts.

2.4 The Schedules which are attached hereto shall, for all purposes be deemed and by this reference are made a part of this agreement.

SIGNED for and on behalf of
THE ORDEROR by:

Tunes Peeley

For manufacturer 3/20/01

**Schedule**

1) AC Mamba Coupe
2) AC MKV1
3) AC Ace

# EXHIBIT 8.2

An AGREEMENT entered into this 28th day of June 2005

BETWEEN

AC Cars Ltd., a company registered in England & Wales with company number 5226569 , and having its registered office at AC Cars House, Normandy Business Park, Cobbett Hill Road, Guildford, GU3 2AA, United Kingdom (the "Licensor")

AND

AC Cars Manufacturing (USA),Inc., a company registered in Delaware, USA (the "Licensee")

Whereas,

1. The Licensor, through its affiliates, is engaged in the manufacture of automobiles (the "Products"), and is in possession of know-how and trade secrets relating to the manufacture of the said goods;

2. The Licensor is the owner of the Trade Marks set forth in Schedule 1 (the "Trade Marks");

3. The Licensees have requested from the Licensor a license to use the Trade Marks in connection with the manufacture and sale of the Products;

4. The Licensor is willing to grant the Licensee a license under the terms and conditions set forth in this agreement'

Now, therefore, the Parties agree hereto as follows:

**1. Authorisation**

1.1 The Licensor hereby authorizes the Licensee, and the Licensee undertake, subject to the terms and conditions contained herein, to manufacture the Products under the Trade Marks, as well as any other trade marks registered in the future by the Licensor.

1.2 The Licensees shall be permitted to make use of the Trade Marks, as well as any other trade marks registered in the future by the Licensor, for all purposes relating to the business which shall be undertaken by the Licensee pursuant to the agreement dated 28th day of June, 2005 and entered into between the Licensees and AC Cars (USA) LLC, a copy of which is attached to this agreement as Schedule 2.

**2. Obligations of the Licensor**

2.1. The Licensor will sell and deliver to the Licensee such quantities of the parts, materials and components of the Products as may be ordered by the Licensee from time to time.

2.2. The Licensor shall grant the Licensee all such reasonable assistance as they may require in planning the factory, designing the production line, selecting and purchasing machinery and planning production of the Products.

2.3 The Licensor shall supply to the Licensee all the information, including know-how and trade secrets, they require to successfully manufacture the Products.

**3. Obligations of the Licensees**

3.1 The Licensee shall at all times recognize the validity of the Trade Marks and the ownership thereof by the Licensor and shall not at any time contest the validity or ownership of the Trade Marks.

3.2 The Licensee shall, in the manufacture of the Products, at all times conform to the manufacturing standards established from time to time by the Licensor.

**4 Conditions of Purchase and Sale**

4.1 The Licensee shall purchase the parts, materials and components required for the manufacture of the Products only from the Licensor, or its approved supplier.

4.2. The Licensor shall sell the parts, materials and components to the Licensee at the prices agreed from time to time.

**5. Consideration**

5.1 The Licensee agrees to exclusively supply the Licensor, or its agent, all the manufactured Product.

5.2 The Licensee will pay a Royalty of 8% of selling price of each manufactured unit to the Licensor. These payments are to be made on a monthly basis by the 25th day of the following month that the manufacturer has reported the sale of the unit.

**6. Duration and Terms of the Agreement**

6.1. The duration of this agreement shall be for ten (20) years from the date of this agreement. This agreement shall be automatically renewable for further periods of two (2) years unless either party gives the other notice of termination in writing at least ninety (90) days prior to the end of the original or any renewed period and unless it has been earlier terminated as provided herein.

6.2 Either Party may terminate this Agreement with immediate effect if:

a. for any reason, the Products cannot be manufactured in accordance with the requisite standards;

b. the other party becomes or is declared insolvent or bankrupt, is the subject of any proceedings related to its liquidation or insolvency or for the appointment of a receiver, or similar officer, or makes an assignment for the benefit of all or substantially all of its creditors or enters into any agreement for the composition, extension, or readjustment of all or substantially all of its obligations;

c. if the other party is in serious breach of any condition of this Agreement and the breach is not remedied within seven (7) days after due written notification to the defaulting party.

6.3. Upon the expiration or earlier termination of this Agreement the Licensees shall not continue to manufacture the Products or make use of the Trade Marks.

**7. General Provisions**

7.1. Neither the Licensor nor the Licensee shall be liable for failure to perform any of their obligations hereunder when such failure is caused by or results from:

a. strike, blacklisting, boycott or sanctions, however incurred; or

b. act of God, force majeure, public enemies, authority of law and/or legislative or administrative measures (including the withdrawal of any government authorization required by any of the parties to carry out the terms of this Agreement), embargo, quarantine, riot, insurrection, declared or undeclared war, state of war or belligerency or hazard or danger incident thereto.

7.2 The Licensor warrants that it is the lawful owner of the Trade Marks.

7.3 The Licensor reserves the sole and exclusive right to institute any civil, administrative or criminal proceedings or action and generally to take or seek any available legal remedy it deems desirable for the protection of its industrial property rights.

7.4. In the event any provisions of this agreement are or become legally ineffective or invalid, the validity or effect of the remaining provisions of this agreement shall not be affected; provided that the invalidity or ineffectiveness of the said provisions shall not prevent or unduly hamper performance hereunder or prejudice the ownership or validity of the Trade Marks.

7.5 Any waiver or modification of, or alterations to, this agreement or any of its provisions shall not be binding upon the Licensor or the Licensee unless the same shall be executed respectively by duly authorized representatives of the Licensor and the Licensee.

7.6 All written notices given pursuant to this agreement shall be by facsimile, e-mail, hand delivery or registered mail and shall be deemed to be given on the date such notice is dispatched, such registered letter is mailed or such hand delivery is effected. Such written notices shall be addressed to the last known address of the party concerned. Any change of address by any of the parties hereto shall be promptly furnished in writing to the other party or parties.

7.7. Failure by either party to exercise promptly any right herein granted, or to require strict performance of any obligation undertaken, shall not be deemed to be a waiver of such right or of the right to demand subsequent performance of any and all obligations herein undertaken.

7.8. The headings herein are solely for the convenience of the parties and shall not affect the interpretation of this agreement.

7.9. This agreement shall be interpreted, construed and governed by and in accordance with the laws of England. The parties irrevocably submit themselves to the exclusive jurisdiction of the English courts.

7.10. The Schedules which are attached hereto shall, for all purposes be deemed and by this reference are made a part of this agreement.

SIGNED for and on behalf of
THE LICENSOR by:

SIGNED for and on behalf of
THE LICENSEE by: James Seeley

Date: 6/20/05

**Schedule 1- Description of AC Trade Marks**
UK Domestic Trade Marks owned by AC Cars Ltd

| TM Number | Mark Text | Type | Date | Status | Classes |
|---|---|---|---|---|---|
| 454098 | AC | WO | 29.11.1924 | Registered | 12 |
| | | | | Registered | 12 |
| 650612 | AC | SW | 12.08.1946 | Registered | 12 |
| | | | | Registered | 12 |
| 1339921 | ACE | WO | 29.03.1988 | Registered | 12 |

# EXHIBIT 10.2


Jerome Rosenberg

CERTIFIED PUBLIC ACCOUNTANT, P.C.

inelawn Road
: 204 W
ille, NY 11747

Tel: (631) 777-2290
Fax: (631) 777-2293
E-mail: Jrosencpa@aol.com

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the use in this Registration Statement of AC Cars Manufacturing (USA), Inc. of our report, dated July 5, 2005, appearing in the Prospectus, which is part of this Registration Statement.

Jerome Rosenberg, CPA, P.C.
Melville, New York
July 13, 2005

# EXHIBIT 11

**MITCHELL LAMPERT**
ATTORNEY AT LAW
495 POST ROAD EAST
WESTPORT, CONNECTICUT 06880

TELEPHONE (203) 227-5445
TELECOPIER (203) 227-5545
ATTORNEYLAMPERT@OPTONLINE.NET

MITCHELL LAMPERT
NECTICUT, NEW YORK AND NEW JERSEY BARS

IRWIN S. LAMPERT
OF COUNSEL

July 14, 2005

AC Cars Manufacturing (USA), Inc.
25 FJ Clarke Circle
Bethel, Connecticut 06801

Re: REGULATION A OFFERING STATEMENT

Dear Sirs:

You have advised us that AC Cars Manufacturing (USA), Inc.(the "Company") has filed with the United States Securities & Exchange Commission a Regulation A Offering Statement on Form 1-A for the qualification of up to 1,000,000 shares of its $.ooo1 par value common stock.

In connection with the filing of the Offering Statement, you have requested us to furnish you with our opinion as to the legality of (i) such of the company's shares as are presently outstanding; and (ii) such shares as shall be offered by the Company itself pursuant to the Offering Circular, which is a part of the Offering Statement.

You have advised us that as of June 30, 2005, the Company's authorized capital consists of (i) 5,000,000 shares of common stock, $.0001 par value, of which 3,120,000 shares have been issued and are outstanding. You have further advised us that the Company has received valid consideration for the issuance of all securities issued and outstanding as at this date.

After having examined the Company's Certificate of Incorporation, By-laws, Minutes and financial statements contained in the Offering Statement, we are of the opinion that the issued and outstanding shares of common stock numbering 3,120,0002 are, and the unissued securities to be offered by the Company itself pursuant to the Offering Statement and the Company's Offering Circular will be, when offered and sold, fully paid and non-assessable, duly authorized and validly issued.

We hereby consent to the use in the Offering Statement of this legal opinion.

Very truly yours,

MITCHELL LAMPERT

Mitchell Lampert